

PRIMARI Analytics

Friendly AI for *Anywhere/Any Time* Working Professionals

PRIMARI's Friendly AI allows you to instruct CRMs, Accounting, Marketing and other software programs to complete work at your request simply by asking and communicating in the same way you talk to other people. PRIMARI's Friendly AI simplifies and improves the anywhere/any time work experience, reduces the workload of busy professionals, and is designed for non-technical end-users.

PRIMARI Analytics



Francisco Gomez
Co-Founder

Francisco is a co-founder and CEO of PRIMARI Analytics. Francisco is a Data & Analytics, and intelligence solutions entrepreneur, and is an advisor to start-up executives in the Enterprise Data & Analytics, Business Intelligence, and Market Data industries. Francisco's expertise spans Business Intelligence and Data & Analytics aimed at the professional services industry across Investment Banks, Private Equity Funds, as well as Accounting, Consulting, and Law firms. Francisco has served as the leader in the development and global deployment of multi-million dollars in-house Data & Analytics platforms and served as advisor to senior executives at *Am Law 100* law firms and global accounting firms on business strategy, growth opportunity evaluation, and contract negotiations with 3rd party data vendors. Prior to PRIMARI Analytics, his most recent experience is at PwC serving as a Global Manager in the Global Advisory Management team. Prior to PwC, Francisco served as a Business Intelligence Manager at Kirkland & Ellis. Francisco also served in the Dealogic's M&A Analytics and Investment Banking Strategy groups. Francisco currently serves as an Entrepreneur-In-Residence at the Stevens Venture Center, serves on the Design Thinking advisory board at Rutgers University, and is an MIT Technology Review Global Panel contributor. Francisco received a Masters of Science in Technology Management from Stevens Institute of Technology, and a Bachelors degree in international business from Ferris State University.



Andrei Volgin
Co-Founder

Andrei a co-founder and CTO of PRIMARI Analytics. Andrei is a former financial industry executive and a serial entrepreneur. Andrei's financial and entrepreneurial expertise spans private equity, corporate restructurings, technology media and education technology. Most recently, he co-founded Spiral Universe, an educational software startup that distributes software as a service solution for learning management. In 2014 Spiral Universe was acquired by STI, now part of PowerSchool. He also co-founded one of the world's largest publishers of old and rare book reprints, Adamant Media Corporation, which was acquired. Prior to Adamant Media, Andrei established Adamant Financial Corporation, one of the first private equity and corporate restructuring firms in post-communist Russia. Andrei was one of the authors of the Joint-Stock Company Law and Securities Markets Law and was appointed as a member of the Securities Markets Commission and Chair of its Expert Council after being the youngest person on Global Finance's list of the 600 most influential financiers in the world. Andrei received a Bachelors degree in Economics from Moscow State University.



Darshan Khedekar
Tech Advisor

Darshan is a technical advisor for PRIMARI Analytics. He has more than 15 years of experience pioneering innovative solutions that use edge technologies for market speed and efficiencies in the financial technology and market data industries. Darshan's expertise spans capital markets technology consulting and trading platforms with specialization in machine learning, electronic trading and market data architecture. Darshan is an exchange architect at NASDAQ where he leads the creation and designs of innovative, cloud-centric, high-performance data-driven financial solutions that utilize a diverse range of machine intelligence techniques. Prior to NASDAQ, Darshan served as a senior engineer with the Deutsche Börse group. He also served as an architect and design consultant for Tata Consulting and the National Securities Depository Limited. His international work experience includes Asia, Europe and North America. Darshan also serves as a technology advisor for DexterityDB. Darshan received an M.B.A from Harvard University, and an Engineering degree in Computer Architecture from the University of Mumbai.



Katherine Kalin
Board Director

Katherine is a director of PRIMARI Analytics. She has more than 25 years of experience as a senior executive in the healthcare and professional services industries. Katherine's healthcare industry expertise spans diagnostics, medical devices and pharmaceuticals. Most recently, she led corporate strategy at Celgene for five years. She also held leadership roles in marketing, sales, strategy and new business development at Johnson & Johnson. Prior to that, Katherine was a partner at McKinsey and Company, where she negotiated and led consulting assignments, operating as a strategic advisor to senior executives. She also served as a manager in corporate finance at Nomura International in the U.K. and Japan. Her international work experience includes Asia, Europe and North America. Katherine also serves as a board member for Brown Advisory Incorporated and for Clinical Genomics Technologies. Katherine received an M.B.A from Harvard University, and a Bachelor of Arts Honors Degree in French from the University of Durham, UK.



Diane D'Erasmo
Board Director

Diane is a director of PRIMARI Analytics. She has more than 30 years of experience as a senior executive in the financial services and professional services industries. Diane's expertise spans investment banking and corporate banking with specialization in retail and consumer products. Diane is a leadership facilitator for principals and partners at Deloitte's Leadership Center. Most recently, Diane was Vice Chairman Emerita of HSBC Bank USA, where she also served as Executive Vice President North America Head of Retail and Consumer Products, and EVP North America Head of Multinational Subsidiary Banking advising public, private, domestic and international clients investment banking transactions. Prior to HSBC, Diane served as a senior audit manager at Touche Ross & Co., now part of Deloitte. Diane received American Banker's Lifetime Achievement Award in 2016 and she was recognized as one of the 25 Most Powerful Women in Banking for eight consecutive years. Diane also serves as a board member for BHI Advisory Group, and for White & Warren. Diane received a Bachelor of Accounting Degree from St. John's University.

PRIMARI Analytics - FAQs

Company and Product

What does the company do?

PRIMARI is a technology startup that is developing Friendly AI for professionals working anywhere, any time. Our mission is to deliver smart technology that reduces the workload of busy professionals and is built for non-technical end-users, and those dissatisfied with work tools.

PRIMARI fulfills its mission through an intelligent digital analyst, known as "DAN". DAN's Friendly AI allows users to send an email or text message to DAN, our Digital Analyst who understands natural language and translates requests into code that CRMs, Marketing or Accounting software programs can understand and execute. DAN completes and delivers the complete request/assignment in minutes.

What is DAN?

DAN stands for Digital Analyst. DAN is a Friendly AI software that uses natural language so users can easily delegate business assignments and tasks, any time and from the convenience of any device and receive their completed assignments in minutes.

Who is DAN for?

DAN is for any individual working remotely with little spare time and those on-the go. DAN is for professionals who are not expert users of business software, for busy business professionals who value time and efficiency and for professionals who are dissatisfied with their work tools.

What problem does DAN solve?

DAN simplifies the "anywhere/any time" work experience and reduces workloads with minimum effort. DAN addresses the impatience, delays, and frustrations caused by tight deadlines, complex software, and lack of skills that business professionals face every day.

DAN eliminates the need to sit through hours of software training, tiresome calls with customer support, or tedious study of user manuals just to be able to input or retrieve raw data that still needs hours of manual work on a desktop computer.

Currently organizations rely on staff and automation tools. However, people's time, skills and abilities do not easily scale, and most end-users lack the time and tech-skills required to use low-code and complex automation tools, so they go back to delegating assignments to others.

DAN, through its Friendly AI brings the simplicity, convenience and speed that business professionals expect.

What is the use case for DAN?

While DAN's possibilities are only bound to the software platforms it masters, DAN's use cases range from the simple every-day task to the complex once in a while projects where business professionals face pain points. DAN's skills and abilities range from simple tasks such as splitting and merging PDF files, to multi-step tasks such as creating client lists, and updating CRM systems, to more complex tasks and analytical assignments such as conducting peer review of documents, to producing monthly financials.

However, as the possibilities are very broad, PRIMARI is has identified strong use cases for Client Development, CRM, Finance and Accounting, and Recruiting platforms and teams.

There are Apps for everything, how is this different?

Every phone, tablet, laptop and desktop computer have many apps. DAN makes all the desktop, laptop and mobile apps unnecessary, we call this “invisible software”. All applications need to be installed, upgraded, configured and learned, with DAN, none of this is necessary, you simply ask via e-mail, or text message and the task gets done. Also, mobile apps are designed to extract low volumes of information and to provide only the core functionality of the service. DAN can do much more than the core functionality of an app, work with large volumes of data and also input data into systems – which is hardly done by mobile apps.

What is the value of DAN?

The value DAN brings to the user is the simplicity, speed and convenience of getting business assignments completed in minutes, anytime, anywhere, and even more so when the need is urgent and important. The more you use DAN, the more you can rely on it.

How is DAN different from Siri, Alexa, and virtual assistants?

SIRI, Alexa and other specialized Virtual Assistants (chali.ai) have modeled their business and product offerings around mundane, administrative tasks. They are mostly focused on the home, but can now also help book conference rooms and automate some back-office tasks.

DAN is built for the business user, it mimics the skills of a business professional and communicates like business professionals do - via email, SMS-text and voice. DAN is trained to produce the kind of high value tasks any business professional can deliver: conducting research, producing prep. materials for meetings, creating target customer lists, developing client-ready presentations, and more. DAN does not play songs, turn off lights or book rooms.

What does DAN do?

DAN is currently in training. Training and developing professionals takes time. The same applies to DAN but DAN already has a growing list of business skills and abilities.

What *will* DAN be able to do?

DAN's current training curriculum includes learning functional business platforms, from CRMs to Data & Analytics platforms.

Why is DAN a 'must-have'?

Do you know anyone who likes spending hours sitting at the computer doing manual work?

or Do you know anyone who enjoys rushing to find a coffee shop, or hotel lobby to get Wi-Fi and do urgent work?

DAN is fast, convenient, and powered by easy-to-use smart technology (Friendly AI).

As an intelligent analyst, DAN understands natural human language and completes and delivers simple tasks, in minutes. DAN also takes on tedious, complex, multi-step assignments that frustrate users and take hours to complete.

DAN continuously adds skills and masters more software platforms so you don't have to.

DAN doesn't doesn't interfere with users' work habits, there is no learning curve and can be used from any device, without the need to download apps, remember passwords, or reconfigure settings. – *Simply ask via email or SMS text, DAN gets it done.*

Will DAN eliminate jobs?

No. DAN will help individuals and organizations work more efficiently by helping users to complete their tasks with significantly less effort. In fact, DAN's Friendly AI levels the field for employees who have not yet mastered key skills or business software by allowing them to be as proficient as "experts" by simply asking what they need done.

Team

Why is this the right team?

PRIMARI is led by founders Francisco Gomez and Andrei Volgin, who together bring a wealth of expertise in technology, data, analytics, and business intelligence. Their vision for convenience and efficiency combined with strong business strategy, management and operations experience have fostered a culture of innovation and excellence geared to the challenges of a rapidly evolving and competitive marketplace.

As technology innovators and data experts, Francisco's and Andrei's passion for technology innovation, data, and the optimization of time result in a unique product vision that guides them to find creative solutions to contemporary challenges and advance the virtualization of work.

In addition to the Co-Founders background and experience, the PRIMARI's DNA is one that reflects diversity, cross-functional and cross-industry experience, as well as highly professional diligence and expectations combined with the passion to build businesses. All of these qualities are reflected in each of the extended team members:

Darshan Khedekar – *PRIMARI's Technology Advisor and current member of NASDAQ's Machine Learning Team*

Katherine Kalin – *PRIMARI' Independent Director and retired VP of corporate strategy at Celgene and Johnson & Johnson as well as being a partner at McKinsey and Co. and former M&A Banker at Nomura.*

Diane D'Erasmo – *PRIMARI' Independent Director and retired Vice-Chair of HSBC Bank USA, HSBC's Executive Vice President and Head of North America for Retail and Consumer Products, and former Senior Audit Manager at Touche Ross & Co. (Now Deloitte).*

What were the entrepreneurial ventures of the founding team before PRIMARI?

As Francisco Gomez designed, evaluated, and managed the development of Data & Analytics, Data Visualization and Knowledge solutions for Fintech companies and Global consultancies, Andre Volgin most recently co-founded Spiral Universe, an educational software startup that distributes software as a service solution for learning management. In 2014 Spiral Universe was acquired by STI, now part of PowerSchool. Andrei also co-founded one of the world's largest publishers of old and rare book reprints, Adamant Media Corporation, which was acquired by a public company. Prior to Adamant Media, Andrei established Adamant Financial Corporation, one of the first private equity and corporate restructuring firms in post-communist Russia.

What is the long-term vision of the founding team?

PRIMARI sees an environment where multiple AI platforms connect to each other and to non-AI platforms to deliver what clients/users need. In a world where technology evolves faster than human adaptation, PRIMARI sees a tremendous opportunity in helping users and companies close the divide between end user and advanced technology by delivering Friendly AI products that facilitate the interaction of human/machine across any industry and software platform.

Market and Competitors

Who/what is the target customer/market?

Initially, the target market is the underserved Small and Medium Size businesses segment, but PRIMARI fully intends to capture the large enterprise market as soon as PRIMARI is equipped and resourced to support these organizations.

How big is the market?

The TAM for DAN is currently $3.7bn in the US and a Global market of $34.0bn.

Who are the competitors?

The labor market is increasingly becoming more skill-based and, although there is competition from technology and flexible-labor based companies, PRMARI is best positioned to be the

preferred choice because DAN understands [natural] business language, is faster than any option, does not require end-user training and is easy and convenient to use.

Broadly speaking, DAN's competitors fall in two main categories:

Technology platforms and "Gig" platforms – On-Demand skill-hired platforms.

1) Technology platforms include low code-no code, standard and D-I-Y automation, and AI admins:

-Low code-no code platforms – Zoho, Microsoft Flow

-Standard automation - UIPath, BluePrism, Automation Anywhere

-Do-It-Yourself automation– Zapier, Integromat

-AI admin - Charli.AI

2) Gig platforms include: - Upwork, Fiverr, PeoplePerHour, Invisible Technologies.

Competitive Advantages

How is DAN different from the competitors?

DAN uses AI to solve business needs and bridge the divide between humans and technology. DAN allows the user to simply ask/request simple tasks or complex multi-step assignments. Others use standard rule-based technology and require the user to build their own solutions which needs technical know-how and hours of learning.

What is PRIMARI's competitive advantage?

PRIMARI's advantage is rooted in innovation and proprietary technology that deliver friendly AI products that are simple and convenient for non-technical audiences, opening a much broader market opportunity than the market available to other startups.

What insight does PIRMARI have that competitors don't? What is the unique advantage?

The team at PRIMARI has clear insights into the end-to-end market, from the end-user preferences to the technology potential and the market gaps.

From the end-user perspective, through firsthand experience, PRIMARI is highly aware of the pain points, limitations (time and skills), and expectations of convenience and simplicity.

PRIMARI knows that DIY products like low-code/no-code platforms require users to perform complex technical actions that highlight the large gap between the end-user's lack of technical skills and their need for an easy-to-use, turnkey product.

Why has no one done this?

From the pure technology aspect, the (Big Tech) companies (such as IBM, Alphabet, Amazon, Microsoft) that could build products like DAN are devoting their resources to address big, difficult, technological and scientific problems, like General Artificial Intelligence, Brain Communication Interfaces, Quantum Computing and Cloud Computing, or they are focused on tailored solutions for vertical slices/large industries such as healthcare or financial services. Focusing broadly on the end *business* user is not typically within their DNA.

On the consumer-tech market, most companies that focus on the end user (LinkedIn, Salesforce, Twitter) do not focus on AI and automation to solve problems. These market players also do not perceive solving this particular problem to be of sufficient scale and importance relative to other solutions they are pursuing.

PRIMARI with its team's background and experience is well positioned to pursue this market and has the competitive advantages to do so.

What is stopping big tech or other startups from pursuing this market?

Big tech has the ability to go after our market, but our market is not their focus or in their DNA.

On the consumer side, Big tech is heavily invested the use of AI for things like smart compose, smart reply and browser-based experiences.

On the enterprise business side, Big tech is invested in truly hard technological and scientific problems like General Artificial Intelligence, Brain Communication Interfaces, Quantum Computing, Cloud Computing, Healthcare and Financial services.

Big tech is more likely to watch and eventually react to the growth of new markets, companies or products and then step in and offer partnerships, investments or outright purchases for several $billions. - Amazon (Ring), Google (Fitbit), Microsoft (LinkedIn), Facebook (Instagram).

Startups and Big Tech alike could pursue the same market with a similar solution, but pursuing a news market opportunity would take +18 months giving PRIMARI time to develop a defensible solution and a lead of 18+ months of product development.

What happens when others pursue the market?

PRIMARI considers this scenario a reality in the future and would appreciate it as validation of the market and of DAN's value proposition.

It is common for success to be copied, redesigned and redistributed, and it is PRIMARI's goal and focus to be fast in building a robust and dependable product so that when others pursue this market PRIMARI, will already have a head start in market share/mind share of users and be able to accelerate growth more quickly than newcomers, however large they may be.

How is this business defensible?

Most startups seek a differentiation angle through one feature, one quality, or a differentiated business model, but it is usually the focus on one single differentiator that makes them highly vulnerable to changes in the market.

PRIMARI's team has engineered a product that has multiple differentiators that serve as durable competitive advantages. These layers include the technology IP, product design, and a capital-efficient and readily-scalable business model.

Why will PRIMARI win?

Our Digital Analyst, DAN significantly reduces the user's workload with minimum effort quickly becoming of daily use for business professionals. Through a fast and easy-to-use (email/SMS text) interface, it is easy for users to integrate DAN into their daily work lives.

PRIMARI's DAN is a turnkey product and is convenient, fast, and easy-to-use for any kind of user.

At PRIMARI we know that markets decide winners and users prefer simple and convenient products that provide immediate utility.

Unlike most products whose limited (specialized) use cases fail to reach audiences beyond the early adopters, DAN's smart technology significantly broadens the available market to us by continuously adding more skills and platforms that widen the use case applications.

What does the success of PRIMARI depend on?

The success of every technology company depends on the utility and relevance. Unlike other software solutions, DAN does not need to fight for users' attention to be relevant. DAN's utility advantage comes wrapped up in the simple and convenient form of simple e-mail or SMS-text interface which mask highly complex and powerful software that completes work in minutes and reduces the user's workload.

As history has shown that advanced technologies become mainstream when complexity is stripped away. We believe that whoever is most successful at simplifying advanced technology and putting it in the hands of the most average users will win.

PRIMARI's offering is a simple, yet powerful solution, with ambitious goals. Our Digital Analyst (DAN) is a turnkey product that is easy to adopt for any user. DAN's winning attributes of convenience, simplicity and speed are all readily apparent from first use. All users need to know is how to send an email/sms text, then wait a few seconds after sending the request, to get the result.... compared with alternative options of learning a new software platform, doing hours of manual work or waiting patiently for someone else to do the work.

Business Model

How will PRIMARI make money?

PRIMARI will offer DAN in 3 packages/versions: one free and two paid modules – Professional and Enterprise.

How will PRIMARI grow?

PRIMARI's plan for growth is driven by scalable low-cost, product distribution, low adoption friction, clear measurable value and growth/feedback loops.

Business Operations

How do you acquire customers?

PRIMARI will acquire DAN's customers using a skill-based marketing approach. PRIMARI will target current users of software platforms and offer to them an easier and faster way to work.

Can you talk about revenue numbers since you started?

PRIMARI is an early stage company with a pilot client and without paying customers.

How long do you plan on before this is official and is generating cash?

PRIMARI intends to begin generating cash in 1Q 2021.

Financing the Business

Are you raising funds via equity or debt?

We are raising funds via SAFE notes. SAFE notes are Simple Agreements for Future Equity. SAFE notes are convertible securities that, like an option or warrant. They allow the investor to buy shares in a future priced round. It addresses many of the drawbacks and challenges posed by convertible notes and can be an equitable option for investors and founders. SAFE notes are a highly used financing instrument in WeFunder as well as Y-Combinator.
https://www.upcounsel.com/safe-notes

How much capital are you raising?

We are raising up to $1m.

Why not more than $1m?

At this stage, the company cannot absorb more than $1m and significantly increase the value of the investment within a 12-month timeline.

What is the company valuation?

PRIMARI is raising money via SAFE notes with a cap of $5.5m.

How do you arrive at that valuation?

The PRIMARI team has done extensive research of other companies at similar stage and similar characteristics and the value of the startups ranges from $4.0m- $7.0m. In November 2019, Charlie.AI (an admin virtual assistant) raised $1.6m in its seed investment round, Zapier raised $1.2m in a seed round, and AppSheet raised $1.5m in the seed round demonstrating that the amount PRIMARI is raising is aligned with investors' valuation expectations and appetite for similar companies in a similar stage.

What will you do with the money you raise?

PRIMARI seeks to raise ~$1m and plans to allocate funds as follows:

80% Product Development, 15% Operating and Administrative expenses (including Wefunder's 7.5% fee), 5% Marketing and Sales.

Product development includes: recruiting excellent problem solvers who can help establish scalable operations in different functional areas, including sales, marketing, and technology.

What will the business look like when it next needs funding?

12 months (or less) after the initial funding round, DAN will have well-developed, on-demand skills and be ready to be commercialized.

How many rounds of funding are you anticipating?

PRIMARI is has a very capital efficient business model and we anticipate that we will need a Series A and depending on market conditions and growth, possibly a Series B financing round.

Business Success

What will make PRIMARI a success?

- Speed of technology development/delivery and adoption of DAN will be the early indicators of success
- High user engagement and increasing requests for additional skills/platforms will be indicators of long-term success for PRIMARI

How do you measure success?

For PRIMARI, success is measured in terms of new users, engagement and user retention.

What is the customer acquisition cost and the lifetime value?

PRIMARI is an early stage company and currently does not have enough information to share or predict these figures.

Where do you want to take the company in the next 5 years?

Our team's goal is to become the end-user's preferred choice for remote work solutions powered by AI across SMBs and large enterprises.

Our strategy is to demonstrate utility and value through Friendly AI that enables every-day business professionals to experience the speed and convenience of advanced technology in their daily work, without the need for any new skills or technical know-how.

Is this business resilient to economic downturns?

PRIMARI's business is well positioned to thrive during economic downturns as organizations and individuals seek "to do more (same) with less", however PRIMARI plans to deliver high quality, recurrent revenues that thrive in both hi-growth and soft economic environments.

Progress and Milestones

How far along are you? What's your biggest obstacle?

PRIMARI was incorporated October 2018. To date, our milestones include:

- Recruiting a world-class technology advisor from NASDAQ
- Recruiting two world-class professionals to join our board of directors
- Development of a working MVP
- Securing pilot client
- Obtaining Privacy Shield Certification
- Engaging in early discussions with potential customers (global banks and a global law firm)
- With just 2 executive officers, speed of development is our biggest bottleneck, i.e. time to integrate 3rd-party platforms and add business competencies to DAN

What are the company's accomplishments/milestones to date?

- We are proud of having put together a very strong team, securing a pilot client and developing a base product that can showcase the long- term vision of PRIMARI.
- We have also held preliminary discussions with global banks and law firms regarding product interest and adoption.

Why did PRIMARI recruit a board of directors so early?

For PRIMARI's leadership, the word 'startup' is just a phase of the business and not a goal as it is for most startup founders.

PRIMARI's team made the very early decision to build the base of a real quality business from the ground up and having world-class professionals as directors makes business sense.

How do you monetize the investment in the company?

The PRIMARI team will consider liquidity events when the markets and opportunities make sense for the company.

Who would buy PRIMARI? What's an exit look like in this space?

Although it is premature to speculate on this option and the buyers. PRIMARI's management team has identified +20 technology companies and an additional +5 Private Equity buyers that focus on technology products.

Investing

Are you mission-based at all?

Yes, PRIMARI's mission is to deliver Friendly AI to simplify and improve the remote work experience, reduce the workload of busy professionals, empower professionals to use any software without prior training, and improve job satisfaction for millions of workers.

Why/how is this business investable?

PRIMARI is an investable company because its Capital Efficiency, Fast Growth Potential, Wide Market Availability, and its Network Ecosystem Leverage.

Why build DAN Now?

Now, more than ever, we need easy-to-use intelligent technology that simplifies work, improves work-life balance and is dependable.

Skill-based hiring, increased demands on workers, and higher anywhere/any time work expectations require simpler and more convenient work tools opening a market for DAN.

There are many statistics about what has changed in the work environment, and personal technology, but in building DAN, we have focused specifically on the customer/end user experience, and what has NOT changed for them/the demands that remain:

UNCHANGED:

1) Expectations for fast results

2) Growth in number of business applications

3) Technology changing faster than people's ability to adapt and learn

4) Markets' willingness to pay for faster, simpler and more convenient products

WHAT HAS CHANGED:

1) 100% of workers have access to email and/or mobile devices

2) 95% employees want better work tools

3) 60% staff rely on mobile devices

4) 50% of 2020 workforce are Millennials

5) 19% of employee time, per week, spent researching information

Is investment in PRIMARI open to investors outside the US?

Investments in PRIMARI is are open to US and non-US alike.

How can I invest?

Investments in PRIMARI will be done via Wefunder.com, a crowd funding vehicle that pools the investments of individuals and manages the legal requirements for the fundraising.

How do I know my money is safe?

PRIMARI is a registered US company and the offering of shares must be filed and registered with the (SEC) US Securities and Exchange Commission, the federal agency responsible for supervising these offerings. PRIMARI follows federal SEC and accounting rules regarding the handling of funds. Please note that PRIMARI's board has a fiduciary responsibility to the shareholders of the firm and the board of directors and PRIAMRI's officers will implement financial controls to ensure funds are properly used by the firm.

Do you intend to pay a dividend?

Not in the near future. PRIMARI's goal is to generate cash as soon as possible and reinvest it in the business to increase the value for every investor.

Why is PRIMARI not seeking VC/Venture money?

PRIMARI is not against taking VC investments. PRIMARI recognizes that Angel and Crowd investors have a higher degree of conviction, investment autonomy and decision-making speed which align best with the firm's interests.

Where is the next financing round will come from?

Additional funding will be required 12 months after the initial investment and PRIMARI is open to Venture financing, Follow-On investments by Angels, revenue based non-equity financing, or a combination of the three options.

Risk and Obstacles

What are the biggest risks? If you fail, what would be the reason?

As any young company, PRIMARI faces risks across technology, financing, market and execution, but the biggest risk is speed of execution. Two full time individuals bootstrapping a technology company that develops AI products for non-tech-savvy users is not quick to scale and significantly reduces the chances of success in a dynamic and fast-moving market.

What does PRIMARI need most right now?

PRIMARI's biggest needs at this stage are user input on the most pressing pain points and capital to rapidly augment DAN's skills.

Miscellaneous

What is PRIMARI's Mission?

PRIMARI's mission is to deliver Friendly AI to simplify and improve the remote work experience, increase the efficiency of busy professionals, empower professionals to use any software without prior training, and improve job satisfaction for millions of workers.

Why did you choose this idea?

As any big company, PRIMARI's Friendly AI and DAN were born out of necessity. As the volume of data has significantly grown, so have the platforms, databases and applications that host it, making even basic data-gathering and research more complex and time-consuming. Producing even basic reports and analyses takes many skills and too much time that it is impossible to satisfy demand and choose among competing priorities.

So, we ask: why do we have to rely on overwhelmed staff for this kind of work? Why can't we communicate with technology the way we do with our staff?

What Macrotrends have changed the market that makes this a good idea now?

-100% staff have access to email and/or mobile devices
-95% of employees want better work tools
-60% of employees rely on mobile devices
-50% of workforce will be Millennials by 2020
-19% of average employee's work week is spent researching information

What is the future of the industry?

PRIMARI sees an environment where multiple AI platforms connect to each other and to non-AI platforms to deliver what clients/users need. But it's important to put in context the technology that is available to the workforce and the complexity and specialization required to operate them.

In a world where technology evolves faster than human adaptation, PRIMARI sees a tremendous opportunity for those companies that can help close the gap between end user and advanced technology.

Are there any metrics that will be employed to assess the growth and health of the business?

New users, Engagement and User retention are the most applicable metrics to PRIMARI's industry and business model.

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